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September 27, 2017

A.J. Ericksen TEL: 713.229.1393 aj.ericksen@bakerbotts.com

VIA EDGAR

Brad Skinner
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4628
Washington, D.C. 20549

Re:                             Cabot Oil & Gas Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 1-10447

Dear Mr. Skinner:

We are writing on behalf of Cabot Oil & Gas Corporation to request additional time to respond to the Staff’s comment letter dated September 26, 2017 regarding the above-referenced filing. Cabot intends to file its response on or before Tuesday, October 24, 2017.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (713) 229-1393 or J. David Kirkland, Jr. of this office at (713) 229-1101. Thank you for your courtesy.

Baker Botts L.L.P.

By:	/s/ Andrew J. Ericksen
Andrew J. Ericksen

cc:                                Diane Fritz, United States Securities and Exchange Commission
Scott C. Schroeder, Cabot Oil & Gas Corporation
Todd M. Roemer, Cabot Oil & Gas Corporation
Deidre Shearer, Cabot Oil & Gas Corporation
J. David Kirkland, Jr., Baker Botts L.L.P.
Douglas T. Parker, PricewaterhouseCoopers LLP